Consent of Independent Registered Public Accounting Firm

The Board of Directors
ARAMARK Corporation:

We consent to the use of our report dated December 20, 2012, with respect to the consolidated balance sheets of ARAMARK Corporation and subsidiaries as of September 28, 2012 and September 30, 2011 and the related consolidated statements of income, cash flows and equity for the fiscal years ended September 28, 2012, September 30, 2011 and October 1, 2010 and the related financial statement schedule incorporated herein by reference and to the reference to our firm under the headings “Summary consolidated financial data” and “Experts” in the registration statement.

Our report refers to a change in the Company's method of accounting for their trade receivables securitization agreement.

/s/ KPMG LLP

Philadelphia, Pennsylvania
December 20, 2012